Filed by Idera Pharmaceuticals, Inc. pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant Rule14a-12

Under the Securities Exchange Act of 1934

Subject Company: BioCryst Pharmaceuticals, Inc.

Commission File No. of Subject Company: 000-23186

BioCryst Pharmaceuticals and Idera Pharmaceuticals to Present at the 17th Annual Needham Healthcare Conference

Research Triangle Park, NC and Exton, PA — March 22, 2018 —BioCryst Pharmaceuticals, Inc. (“BioCryst”) (NASDAQ: BCRX), and Idera Pharmaceuticals, Inc. (“Idera”) (NASDAQ: IDRA), today announced they will be presenting at the 17th Annual Needham Healthcare Conference on Tuesday, March 27, 2018 at 12:15 P.M. E.T.  The conference is being held at the Westin New York Grand Central Hotel.

As a reminder, on January 22, 2018, BioCryst and Idera jointly announced the signing of a definitive merger agreement to combine into a company focused on the development and commercialization of medicines to serve patients suffering from rare diseases.  At the upcoming conferences, the companies will discuss the strategic initiatives of both companies, and how the combination of the two companies is expected to capitalize on the collective expertise and combined assets to create a comprehensive, sustainable rare disease-focused biotechnology leader.

Live audio webcast of this presentation will be accessible in the Investors section of BioCryst’s website at http://www.biocryst.com and in the Investors and Media section of Idera’s website at http://www.iderapharma.com.  An archived version will also be available on the respective company’s websites after the event for 90 days.

About BioCryst

BioCryst Pharmaceuticals designs, optimizes and develops novel small molecule drugs that block key enzymes involved in rare diseases. BioCryst has several ongoing development programs: BCX7353, an oral treatment for hereditary angioedema, galidesivir, a potential treatment for filoviruses, and a preclinical program to develop oral Alk-2 inhibitors for the treatment of fibrodysplasia ossificans progressive (FOP). RAPIVAB® (peramivir injection), a viral neuraminidase inhibitor for the treatment of influenza, is BioCryst’s first approved product and has received regulatory approval in the U.S., Canada, Japan, Taiwan and Korea. Post-marketing commitments for RAPIVAB are ongoing, as well as activities to support regulatory approvals in other territories. For more information, please visit the BioCryst’s website at www.BioCryst.com.

About Idera

Harnessing the approach of the earliest researchers in immunotherapy and the company’s vast experience in developing proprietary immunology platforms, Idera’s lead development program is focused on priming the immune system to play a more powerful role in fighting cancer, ultimately increasing the number of people who can benefit from immunotherapy. Idera continues to invest in research and development, and is committed to working with investigators and partners who share the common goal of addressing the unmet needs of patients suffering from rare, life-threatening diseases. To learn more about Idera, visit www.iderapharma.com.

Additional Information and Where to Find It

In connection with the proposed mergers, Nautilus Holdco, Inc. (“Holdco”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that includes the preliminary joint proxy statement/prospectus of BioCryst and Idera and that also will constitute a prospectus of Holdco. These materials are not yet final and will be amended. Once the Registration Statement is declared effective by the SEC, each of BioCryst and Idera will mail the definitive joint proxy statement/prospectus included therein to their respective stockholders. BioCryst, Idera and Holdco will also file other documents with the SEC regarding the proposed transaction. These documents are not substitutes for the definitive joint proxy/prospectus that will be filed by each of BioCryst and Idera with the SEC and mailed to stockholders. BEFORE MAKING ANY VOTING DECISION, IDERA’S AND BIOCRYST’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF IDERA AND BIOCRYST WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGERS OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of these materials and other documents filed with the SEC (when available) by BioCryst, Idera and Holdco through the website maintained by the SEC at www.sec.gov.  Idera and BioCryst make available free of charge at www.iderapharma.com and www.biocryst.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Idera, BioCryst and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Idera and BioCryst in connection with the proposed mergers. Security holders may obtain information regarding the names, affiliations and interests of Idera’s directors and officers in Idera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 7, 2018 and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on April 28, 2017. Security holders may obtain information regarding the names, affiliations and interests of BioCryst’s directors and officers in BioCryst’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 12, 2018 and its definitive proxy statement for the 2017 annual meeting of stockholders, which was filed with the SEC on

April 12, 2017. Additional information about the interests of BioCryst’s directors and officers and Idera’s directors and officers in the proposed mergers can be found in the above-referenced Registration Statement. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Idera’s website at www.iderapharma.com and BioCryst’s website at www.biocryst.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included or incorporated in this press release, including statements regarding the merger and the presentation of Idera’s and BioCryst’s strategic initiatives as well as the benefits of combining the two companies, are forward-looking statements. The words “believes,” “anticipates,” “estimates,” “plans,” “expects,” “intends,” “may,” “could,” “should,” “potential,” “likely,” “projects,” “continue,” “will,” and “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Neither Idera nor BioCryst can guarantee that it will actually achieve the plans, intentions or expectations disclosed in its forward-looking statements and you should not place undue reliance on the forward-looking statements. There are a number of important factors that could cause Idera’s and/or BioCryst’s actual results to differ materially from those indicated or implied by their forward-looking statements. Factors that may cause such a difference include: whether the transactions contemplated by the merger agreement between Idera and BioCryst are consummated; whether Idera’s and BioCryst’s respective cash resources will be sufficient to fund continuing operations and the further development of programs for the period anticipated; whether interim results from a clinical trial will be predictive of the final results of the trial; whether results obtained in preclinical studies and clinical trials will be indicative of the results that will be generated in future clinical trials, including in clinical trials in different disease indications; whether products based on Idera’s and/or BioCryst’s technology will advance into or through the clinical trial process when anticipated or at all or warrant submission for regulatory approval; whether such products will receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; whether, if Idera’s and/or BioCryst’s products receive approval, they will be successfully distributed and marketed; whether Idera’s and BioCryst’s collaborations will be successful; and such other important factors as are set forth under the caption “Risk factors” in the Registration Statement, in Idera’s Annual Report on Form 10-K filed on March 15, 2017 and in BioCryst’s Annual Report on Form 10-K filed on March 12, 2018. Although  they may elect to do so at some point in the future, Idera and BioCryst do not assume any obligation to update any forward-looking statements and disclaim any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

###

BCRXW

Investor Contacts:

For BioCryst

Thomas Staab

Senior Vice President, Chief Financial Officer

BioCryst Pharmaceuticals

Office: 919-859-7910

tstaab@biocryst.com

For Idera

Robert Doody

Vice President, Investor Relations and Corporate Communications

Idera Pharmaceuticals

Office: 617-679-5515

Mobile: 484-639-7235

rdoody@iderapharma.com